ACEM HOLDINGS, INC.
2 Corporate Drive, Suite 234
Shelton, Connecticut 06484

April 16, 2012

Filed via EDGAR

Mr. Russell Mancuso, Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:     Acem Holdings, Inc.
           File No. 33-55254-36
           Form 8-K
                   Filed January 11, 2012
                   Response dated March 16, 2012

Dear Mr. Mancuso:

On behalf of Acem Holdings, Inc., Commission File Number 33-55254-36 (hereinafter "the Company"), I Richard Fokker, Chief Execurive Officer, hereby in accordance with your letter dated March 29, 2012, state as follows:

Question 1. - Please tell us whether the authorization for the split and increase in the number of authorized shares that you mentioned in the last sentence of your response to prior comment 6 considers votes from shares issued after the split and increase in authorized shares.  Also, please tell us when you receive the authorization.

ANSWER:

No.  Only shares pre split was considered and before the increase.  Authorization has been received orally but are waiting for the written authorization signed by the shareholders which we anticipate no later than by the end of the month.  A major shareholder has been out of town to send the aithorization.

Question 2. - Comment 7 in our February 16, 2012 letter to you referred to comment 6 in our January 20, 2012 letter to you.   Both comments sought that you amend your Form 8-K to include the text that Form 8-K requires registrants to include on the Signatures page when registrants file sa report on Form 8-K.  Form 8-K requires text status the following to appear immediately fter the word "Signatures" and before the name of the registrant on the signature page: "Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized."  Please revive your filing accordingly.

ANSWER:

Form 8-K/ for filings dated December 14, 2011, December 15, 2011, December 22, 2011, January 6, 2012 and January 9, 2012 were filed today.

In addition, please be informed that:

●  The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

●  Staff comments or changes to disclosure in response to staff comments do not foreclosure the Commission from taking any action with respect to the filing; and

●  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please feel free to call me. Thank you.

Sincerely,

/s/ Richard Fokker
Richard Fokker
Chief Executive Officer

cc: Tom Jones, Esq.